Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

JURISDICTION OF
NAME	INCORPORATION

ERICO B.V.	Netherlands
ERICO Canada Inc.	Canada
ERICO Chile Comércio e Indústria Ltda.	Chile
ERICO do Brasil Comércio e Indústria Ltda.	Brazil
ERICO Europa Ltd. (G.B.)	United Kingdom
ERICO Europe B.V.	Netherlands
ERICO Europe Holding B.V.	Netherlands
ERICO France SARL	France
ERICO Global Company	Delaware
ERICO GmbH	Germany
ERICO Holding Company	Ohio
ERICO International Corporation	Ohio
ERICO Italia S.r.l.	Italy
ERICO Lightning Technologies Pty. Ltd.	Australia
ERICO Limited	Hong Kong
ERICO Mexico, S.A.	Mexico
ERICO Poland Sp. Z.o.o.	Poland
ERICO Products Australia Pty. Limited	Australia
ERICO Products, Inc. (d/b/a ERICO, Inc.)	Ohio
ERICO SARL	France
Productos ERICO S.A.	Spain